UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                            JANUS CAPITAL GROUP, INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  47102X105
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 October 9, 2007
                                 ---------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 17

CUSIP NO. 47102X105            SCHEDULE 13D                      Page 2 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,111,822**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,111,822**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 3 of 17


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       14,111,822**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  14,111,822**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 4 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      14,111,822**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 14,111,822**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 5 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      14,111,822**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 14,111,822**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 6 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      14,111,822**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 14,111,822**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 7 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      14,111,822**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 14,111,822**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,111,822**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 8 of 17


Item 1.  Security and Issuer
----------------------------

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 16, 2006 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This Amendment to the Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Janus Capital Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 151 Detroit Street, Denver, CO 80206.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2. Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names Of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                      Page 9 of 17


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 10 of 17


Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Strategic II") and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Strategic KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel &
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Managing Member      Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 11 of 17


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III") whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA       Partner, Chief
Managing Member      Suite 400                           Operating Officer,
                     San Francisco, CA 94133             General Counsel and
                                                         Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA       Partner & Chief
Member               Suite 400                           Financial Officer,
                     San Francisco, CA 94133             Blum LP


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 12 of 17


Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner, the partnership for which Blum GP III LP serves as the sole general partner and the partnerships for which Saddlepoint GP serves as the general partner.


Item 4. Purpose of Transaction
-------------------------------

There have been no changes to Item 4 since the initial Schedule 13D filed on February 14, 2005.


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 13 of 17


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Commission on July 30, 2007, there were 175,375,430 shares of Common Stock issued and outstanding as of April 24, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,073,522 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 1.2% of the outstanding shares of the Common Stock; (ii) 6,079,300 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 3.5% of the outstanding shares of the Common Stock; (iii) 5,410,000 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 3.1% of the outstanding shares of the Common Stock; (iv) 245,600 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (v) 151,700 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 151,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric")(collectively, the "Investment Advisory Clients"), which represents 0.1% of the outstanding shares of the Common Stock, with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 14 of 17


Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 14,111,822 shares of the Common Stock, which is 8.0% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III LP, Blum GP III and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III or Saddlepoint GP.

c) The Reporting Persons effected the following transactions in the Common Stock during the last 60 days:

The Reporting Persons sold the following number of shares of Common Stock in the open market:


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------

Investment partnerships for       08-10-2007    172,000       26.8985
which Blum LP serves as the       08-10-2007      7,500       27.3485
general partner and on behalf     10-08-2007    100,000       32.9110
of an entity for which Blum LP    10-08-2007    195,600       32.9396
serves as investment advisor.     10-08-2007    160,000       32.9485
                                  10-09-2007    100,000       33.3844
                                  10-09-2007     90,000       33.9683
                                  10-09-2007    204,100       34.0995
                                  10-09-2007     14,700       34.9120
                                  10-09-2007     50,700       34.9476
                                  10-09-2007     33,800       34.9744
                                  10-09-2007    197,900       34.9920
                                  10-10-2007      1,300       34.2093
                                  10-10-2007        100       34.8800



                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 15 of 17


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------

The limited partnerships for      08-10-2007    371,200       26.8985
which Blum GP II serves as the    08-10-2007     16,200       27.3485
general partner and the managing  10-09-2007     43,000       34.9120
limited partner.                  10-09-2007    148,600       34.9476
                                  10-09-2007     99,000       34.9744
                                  10-09-2007    580,500       34.9920
                                  10-10-2007      3,600       34.2093
                                  10-10-2007      1,000       34.8800


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------

For Blum Strategic III for        08-10-2007    329,900       26.8985
which Blum GP III LP              08-10-2007     14,500       27.3485
serves as the general partner     10-09-2007     38,400       34.9120
and for Blum GP III which         10-09-2007    132,300       34.9476
serves as the general             10-09-2007     88,200       34.9744
partner for Blum GP III LP.       10-09-2007    516,500       34.9920
                                  10-10-2007      3,300       34.2093
                                  10-10-2007        600       34.8800


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------

The partnership for which         08-10-2007     15,000       26.8985
Saddlepoint GP serves as          08-10-2007        700       27.3485
general partner.                  10-09-2007      1,700       34.9120
                                  10-09-2007      6,000       34.9476
                                  10-09-2007      4,000       34.9744
                                  10-09-2007     23,500       34.9920
                                  10-10-2007        200       34.2093


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------

The Investment Advisory           08-10-2007     18,600       26.8985
Clients for which Blum LP         08-10-2007        800       27.3485
serves as investment advisor.     10-09-2007      2,200       34.9120
                                  10-09-2007      7,400       34.9476
                                  10-09-2007      5,000       34.9744
                                  10-09-2007     28,800       34.9920
                                  10-10-2007        200       34.2093

(d) and (e)  Not applicable.


                               * * * * * *



CUSIP NO. 47102X105            SCHEDULE 13D                     Page 16 of 17


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on May 8, 2006.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * * *


CUSIP NO. 47102X105            SCHEDULE 13D                    Page 17 of 17

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel




BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     ----------------------------         -------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    Member and General Counsel             Partner, General Counsel and
                                           Secretary




CUSIP NO. 47102X105             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 11, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel




BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     ----------------------------         -------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    Member and General Counsel             Partner, General Counsel and
                                           Secretary